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                             July 17, 2023

       Kevin Richard Benning
       Property General Manager
       Studio City International Holdings Limited
       38th Floor, The Centrium
       60 Wyndham Street
       Central
       Hong Kong

                                                        Re: Studio City
International Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed July 7, 2023
                                                            File No. 333-261406

       Dear Kevin Richard Benning:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

       Form F-3/A filed July 7, 2023

       Cover Page

   1. We note your response to comment 3; however, please revise the last bulleted definition on page 1 to clarify
which entity the disclosure is referencing and which subsidiaries or entities are conducting
the business operations.
 Kevin Richard Benning
FirstName
Studio CityLastNameKevin    RichardLimited
                                    Benning
            International Holdings
Comapany
July       NameStudio City International Holdings Limited
     17, 2023
July 17,
Page  2 2023 Page 2
FirstName LastName
General

2. Please update your disclosure to discuss the China Securities Regulatory Commission
         (CSRC) announcement of the implementation of the Trial Administrative Measures of
         Overseas Securities Offering and Listing by Domestic Companies which became effective on March 31, 2023.
      Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Tim Cruickshank